U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                             SEC FILE NUMBER 1-13002

                             CUSIP NUMBER 37933T209
                                  (Check One):
[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                       For Period Ended: December 31, 2000

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:
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             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
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PART 1 -- REGISTRANT INFORMATION
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         Full Name of Registrant
         Former Name if Applicable

         GLOBAL GOLD CORPORATION

         Address of Principal Executive Office (Street and Number)

         734 FRANKLIN AVENUE, SUITE 383
         GARDEN CITY, NEW YORK 11530-4525

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PART II -- RULES 12B-25(B) AND (C)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X] Yes [ ] No

     [X] (a) The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         SEE PART III BELOW.

     [X] (b) The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25
(c) has been attached if applicable.   N/A

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PART III -- NARRATIVE
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         State  below in  reasonable  detail the  reasons why Form 10-K and Form
10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         GLOBAL GOLD CORPORATION (THE "COMPANY") IS WAITING FOR THE COMPLETION OF ITS AUDITED FINANCIAL STATEMENT TO BE INCLUDED IN ITS REPORT ON FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2000. THE COMPLETION OF SUCH REPORT HAS BEEN DELAYED DUE TO THE ADDITIONAL RESPONSE TIME NEEDED BY THE COMPANY TO COMPLETE ITS REVIEW OF CERTAIN ITEMS IN CONNECTION WITH ITS OPERATIONS. THE COMPANY INTENDS TO FILE ITS REPORT ON FORM 10-KSB FOR THE YEAR ENDED
DECEMBER 31, 2000 PROMPTLY AFTER THE REVIEW OF SUCH INFORMATION.

PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

   STEPHEN R. FIELD, ESQ.                  (212)         681-0870
- -----------------------------              -------------------------
        (Name)                         (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).    [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?       [X] Yes  [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            GLOBAL GOLD CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



DATE MARCH 29, 2001                              BY /S/  DRURY J. GALLAGHER
                                                        -----------------------
                                                         DRURY J. GALLAGHER,
                                                         CHAIRMAN AND
                                                         CHIEF EXECUTIVE OFFICER

                          ATTACHMENT OF FORM 12B-25 FOR

                             GLOBAL GOLD CORPORATION

                    PART IV (3) - EXPLANATION OF SIGNIFICANT

                         CHANGE IN RESULTS OF OPERATIONS

                  It is anticipated that the registrant's loss for the year ended December 31, 2000 will be substantially less than that incurred for its year ended December 31, 1999. Such diminished loss is due to the registrant's incurrence of a lesser amount of expenses for legal, accounting and other operating expenses during the year ended December 31, 2000 from those incurred in the period ended December 31, 1999.